                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  Schedule 13D
                                  ------------

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)


                              Halifax Corporation
                                (Name of Issuer)


                         Common Stock, $0.24 Par Value
                         -----------------------------
                         (Title of Class of Securities)


                                  405805 10 2
                                  -----------
                                 (CUSIP Number)


                                 John H. Grover
                      c/o Research Industries Incorporated
                             123 North Pitt Street
                          Alexandria, Virginia  22314
                                  703/548-3667
                                  ------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 23, 1997
                               ------------------
            (Date of Event which Requires Filing of this Statement)


                         (Continues on following pages)





                               Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 405805 10 2
          -----------

         1)      Names of Reporting Persons S. S. or I.R.S.
                 Identification Nos. of Above Persons.

                 Research Industries Incorporated, I.R.S. Number 54-0836818
                 ----------------------------------------------------------
                 Arch C. Scurlock, S. S. Number ###-##-####
                 ------------------------------------------

         2)      Check the Appropriate Box if a Member of a Group:

                 (a)
                          ---------------
                 (b)
                          ---------------

                 Not applicable; this is a joint filing pursuant to Rule
                 -------------------------------------------------------
                 13d-1(f)(1).
                 ------------

         3)      SEC Use Only.
                              ------------------------------------------------

         4)      Source of Funds.

                 00.
                 ---

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                 Not applicable.
                 ---------------

         6)      Citizenship or Place of Organization.

                 Research Industries Incorporated - Virginia
                 -------------------------------------------
                 Arch C. Scurlock - U.S.A.
                 -------------------------

                         7)    Sole Voting Power  661,800
                                                  -------
 Number of
Shares Bene-             8)    Shared Voting Power     0
 ficially                                          -----
 Owned by
 Each Re-                9)    Sole Dispositive Power  661,800
 porting                                               -------
  Person
                        10)     Shares Dispositive Power       0
                                                            ----

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

                 661,800
                 -------


                               Page 2 of 4 Pages

         12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares.

                 Not applicable.
                 ---------------

         13)     Percent of Class Represented by Amount in Row 11.  33.03
                                                                    -----

         14)     Type of Reporting Person.

                 Research Industries Incorporated - CO, IV (Private; not
                 -------------------------------------------------------
                 registered under the Investment Company Act of 1940)
                 ----------------------------------------------------
                 Scurlock - IN
                 -------------

         The original Schedule 13D; Amendment No. 1 dated October 19, 1984; Amendment No. 2 dated July 22, 1985; Amendment No. 3 dated October 29, 1993; Amendment No. 4 dated November 2, 1993; and Amendment No. 5 dated August 21, 1997, filed jointly by Research Industries Incorporated and Arch C. Scurlock, relating to the Common Stock, currently $0.24 Par Value, of Halifax Corporation are hereby incorporated by reference inasmuch as there has been no change in the disclosure information contained therein other than as set forth below.

Item 5.          Interest in Securities of the Issuer.

                 (a) Research Industries is the beneficial owner of 660,300 shares of Halifax Corporation common stock and Dr. Scurlock individually is the beneficial owner of 1,500 shares of Halifax Corporation common stock, which together represent 33.03 percent of the class of securities based on the number of shares thereof issued and outstanding as of August 8, 1997.

                 (b) Research Industries and Dr. Scurlock may each be considered to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 661,800 shares of Halifax Corporation common stock.





                               Page 3 of 4 Pages

Item 7.          Material to be Filed as Exhibits.

                 Exhibit A - Agreement between Research Industries and Dr. Scurlock relating to the filing of joint acquisition statements as required by Rule 13d-1(f).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                           RESEARCH INDUSTRIES INCORPORATED



Dated:  September 30, 1997                 By:  /s/  Arch C. Scurlock
                                                ---------------------
                                                  Arch C. Scurlock, President



Dated:  September 30, 1997                 /s/  Arch C. Scurlock
                                           ---------------------
                                           Arch C. Scurlock






                               Page 4 of 4 Pages

                                                                    Schedule 13D
                                                                       EXHIBIT A



Research Industries Incorporated
123 North Pitt Street
Alexandria, Virginia  22314

Dr. Arch C. Scurlock
123 North Pitt Street
Alexandria, Virginia  22314

         On September 23, 1997, Research Industries Incorporated bought 1,300 shares of the common stock of Halifax Corporation which event when added to previous transactions resulted in a material increase in its ownership of Halifax Corporation. As a result of this event, Research Industries Incorporated is required to file an amended Schedule 13D under the Securities Exchange Act of 1934 with respect thereto. Dr. Arch C. Scurlock owns 95 percent of the issued and outstanding stock of Research Industries Incorporated and therefore may be deemed to be the indirect beneficial owner of such shares and also required to file such schedule.

         The parties hereto desire to file a joint statement with respect thereto in accordance with the terms of Rule 13d(f)(1) under the Act. The purpose of this instrument is to acknowledge the agreement of the undersigned parties that the Schedule 13D (Amendment No. 6) to which this instrument is appended as Exhibit A is filed on behalf of each of them.

                                            RESEARCH INDUSTRIES INCORPORATED



Dated:  September 30, 1997                  By:  /s/  Arch C. Scurlock
                                                 ---------------------
                                                    Arch C. Scurlock, President



Dated:  September 30, 1997                  /s/  Arch C. Scurlock
                                            ---------------------
                                            Arch C. Scurlock




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